WARREN RESOURCES, INC.

1114 Avenue of the Americas

34th Floor

New York, NY 10036

September 30, 2009

BY FACSIMILE AND EDGAR

Mr. H. Roger Schwall

Mr. Douglas Brown

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Warren Resources, Inc.
Registration Statement on Form S-3
File No. 333-158127

Dear Mr. Winfrey:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Warren Resources, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 12:00 p.m. Eastern Time on Friday, October 2, 2009, or at such later time as the Company may request by telephone to the Commission.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement.  Further, the Company acknowledges that:

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has comments or questions, please contact our counsel at Patton Boggs, LLP, Alan Talesnick at (303) 894-6378.

Very truly yours,

/s/ David E. Fleming

David E. Fleming
Senior Vice President and General Counsel